Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(Unaudited)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except ratios)
Earnings (Loss):
Net income (loss)	$(46,755)	$(89,061)	$(459,507)	$50,953	$49,342
Add: Fixed Charges	46,291	38,522	34,796	32,138	16,598
Add: Amortization of capitalized interest	1,216	1,389	896	594	883
Less: Interest capitalized	(7,207)	(3,103)	(3,879)	(4,347)	(3,284)
Net income (loss), as adjusted	$(6,455)	$(52,253)	$(427,694)	$79,338	$63,539

Fixed Charges:
Total interest expensed	$35,185	$33,368	$30,981	$28,851	$14,130
Amortization of financing costs	10,977	4,981	3,584	3,067	2,322
Estimated interest portion of operating leases	129	173	231	220	146
Total fixed charges	$46,291	$38,522	$34,796	$32,138	$16,598

Fixed Charges and Fixed Charge Ratio:
Earnings (deficiency) to fixed charges	$(52,746)	$(90,775)	$(462,490)	$47,200	$46,941
Earnings to fixed charges ratio	—	—	—	2.5x	3.8x